SULLIVAN AND CROMWELL LLP TELEPHONE: 1-650-461-5600 FACSIMILE: 1-650-461-5700 WWW.SULLCROM.COM	1870 Embarcadero Road Palo Alto, California 94303-3308 ______________________ LOS ANGELES • NEW YORK • WASHINGTON, D.C. FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

Via EDGAR

March 17, 2010

Ms. Linda van Doorn
Senior Assistant Chief Accountant,
Division of Corporation Finance,
United States Securities and Exchange Commission,
Mail Stop 4561,
Washington, D.C. 20549.

Re:                 Thomas Weisel Partners Group, Inc.
Form 10-K for the year ended December 31, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2008
Definitive Proxy Statement on Schedule 14A
File No. 000-51730

Dear Ms. van Doorn:

On behalf of our client, Thomas Weisel Partners Group, Inc. (the “Company”), we have set forth below the Company’s response to the comment received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 25, 2010.

Except as otherwise noted in this response letter, the information provided in response to the Staff’s comment has been supplied by the Company, which is solely responsible for the adequacy and accuracy of the information as well as the disclosure in the Annual Report on Form 10-K for the year ended December 31, 2008, the Quarterly Report on Form 10-Q for the three months ended September 30, 2008 and the Definitive Proxy Statement on Schedule 14A.

    To facilitate the Staff’s review, we have included in this letter the caption and numbered comment in bold text and have provided the Company’s response immediately following the numbered comment.

In response to your comment, the Company has noted that it will make changes to disclosures in future filings.  The Company is making these changes in order to address the Staff's views in a constructive manner and not because the Company believes its prior filings were deficient or inaccurate in any respect.  Accordingly, any changes implemented in future filings must not be taken as an admission by the Company that prior disclosures were in any way deficient or inaccurate.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON APRIL 16, 2009

What are the elements of 2008 compensation for our named executive officers?...page 30

Annual Equity Incentive Plan Award, page 31

1.
We have considered your response to comment 10 of our letter dated December 31, 2009 and reissue that comment in part.  We continue to believe that you should provide a more detailed analysis of each executive officer’s equity incentive plan award.  For instance, you state that each officer’s award is tied to such officer’s “identified contribution to the Company,” yet you have not provided any detail about how you measured each executive’s contribution.  In future filings, please revise your disclosure to discuss each officer’s contribution in relation to your specific award decisions for that officer.  Identify each performance measure and explain how you determined how to assign the relevant value.  Please tell us how you intend to comply.

Response:

The Company advises the Staff that the Company will revise its disclosure in future proxy statements to provide additional details regarding the manner by which annual incentive awards for each of the Company’s named executive officers are determined, and the manner in which annual incentive awards are apportioned between the year-end cash bonus and the annual equity incentive award.

As a general matter, the Company believes that the annual incentive award, which consists of a year-end cash bonus and an annual equity incentive award, is the most important element of its named executive officers’ overall compensation.  The Company’s Compensation Committee apportions the annual incentive award between the year-end cash bonus and an annual equity incentive award to further the Company’s stated compensation objectives.

In determining the size of such annual incentive award, the Compensation Committee takes into consideration several factors, including the Company’s overall performance, that individual’s identified contribution to the Company, the overall performance of the business line or function managed by that individual and compensation levels for comparable executives at selected peer companies.  In addition, the Compensation Committee generally reviews data for selected peer companies regarding overall compensation and the cash/equity split obtained from publicly available sources, as well as data provided to the Compensation Committee by compensation consultants.  However, the Compensation Committee does not use such peer information and market data to benchmark its compensation and equity split decisions, rather such information is used by the Company as a “market check” on the Compensation Committee’s compensation and equity split decisions.

For each of the Company’s named executive officers, the identified contribution to the Company consists of the Compensation Committee’s, the Chief Executive Officer’s and/or the Chief Operating Officer’s evaluation of (a) that person’s participation as a member of the Company’s executive committee and involvement in the day-to-day management of the Company, (b) that person’s contribution as a manager of a specific business line and (c) incremental revenue produced by that person as a member of the firm’s investment banking, brokerage or wealth management businesses. Historically, several of the Company’s named executive officers have been directly involved in revenue generating activities at the Company, either in the Company’s investment banking, brokerage or wealth management businesses.  For instance, of our 2008 named executive officers, Mr. Raymond, Co-Head of Investment Banking, is actively involved in producing revenues as a member of the Company’s investment banking business and Mr. Carbeau, Head of Institutional Sales, is actively involved in producing revenues as a member of the Company’s brokerage businesses.  The Company has not used a specific formula based on production levels to generate compensation levels, but the department heads that are also producers have revenue targets that a portion of their compensation is determined by, however this is only one determinant of the overall compensation.

In apportioning the annual incentive award between a cash bonus and equity payment to the Company’s named executive officers, the most significant factor considered by the Compensation Committee is the Company’s effort to balance the competing demands of rewarding performance while retaining and incentivizing the Company’s named executive officers. As a general matter, the Compensation Committee attempts to maintain approximately the same split between cash and equity for each of the named executive officers.  However, the Compensation Committee will take into account other factors that may result in proportionally more cash or more equity for a named executive officer including the named executive officer’s compensation in prior years, the cash and equity split in those prior years, that individual’s equity ownership in the Company and any other circumstances that would otherwise affect the ability of the Company to retain that individual. For instance, if a certain named executive officer had a relatively small equity interest in the Company, the Compensation Committee may determine that the individual’s annual incentive award should include more equity.  Alternatively, if the Compensation Committee determines that an individual should be immediately rewarded for financial or operational performance, or if the market circumstances require a higher cash amount in order to retain such individual, the Compensation Committee may consider whether the annual incentive award should include proportionally more cash.

The Company will disclose its approach towards determining the form and amount of its annual incentive award for its named executive officers in future proxy filings and provide additional detail with respect to the compensation of each named executive officer.

*     *     *     *

The Company appreciates the Staff’s assistance in this matter and remains available to discuss the Staff’s comment and the Company’s response at the Staff’s convenience.  Please do not hesitate to call me on (650) 461-5620 with any questions that you may have with respect to the foregoing.

Very truly yours,

/s/ Scott Miller

Scott D. Miller

cc:	Mark Fisher
Ryan Stroub
(Thomas Weisel Partners Group, Inc.)